Exhibit 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(U.S. dollar amounts in thousands, except ratio amounts)

						Six Months Ended June 30, 2018
	Year Ended December 31,
Fixed charges	2013	2014	2015	2016	2017
Interest expense	226,329	780,349	1,099,884	1,091,861	1,112,391	559,314
Capitalized interest	7,455	80,328	79,230	107,688	107,364	46,582
Portion of rent expense representative of interest	712	4,597	5,754	4,465	3,854	1,734

Total fixed charges	234,496	865,274	1,184,868	1,204,014	1,223,609	607,630

Earnings:
Income from continuing operations before income tax	310,791	916,898	1,365,699	1,200,396	1,235,872	591,100
Distributed income from equity investees	4,324	25,158	2,652	9,136	8,305	2,485
Fixed charged from above	234,496	865,274	1,184,868	1,204,014	1,223,609	607,630
Less capitalized interest from above	(7,455)	(80,328)	(79,230)	(107,688)	(107,364)	(46,582)
Amortization of capitalized interest	2,838	3,010	4,647	8,757	11,949	6,997

Earnings (as defined)	544,994	1,730,012	2,478,636	2,314,615	2,372,371	1,161,630

Ratio of earnings to fixed charges	2.32	2.00	2.09	1.92	1.94	1.91